       As filed with the Securities and Exchange Commission on October 10, 2000
                    Registration File Nos. ________/811-9115

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
         (Complete Address of Depositor's Principal Executive Offices)

                              Frank A. Camp, Esq.
                  Vice President and Division General Counsel
                          PFL Life Insurance Company
                            4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
               (Name and Complete Address of Agent for Service)

                                  Copies to:

                          Frederick R. Bellamy, Esq.
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404


Approximate Date of Proposed Public Offering: December 4, 2000 or as soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Estate Enhancer flexible premium variable life insurance policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
(Date)

PFL Life Insurance Company is offering Estate Enhancer (the "Policy"), the flexible premium variable life insurance policy described in this prospectus. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Cash Value to:

     . the Legacy Builder Variable Life Separate Account (the "variable account"), which invests in the portfolios listed on this page; or

     .    a fixed account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

Please note that the Policies and the portfolios:

     .    are not bank deposits
     .    are not federally insured
     .    are not endorsed by any bank or government agency
     .    are not guaranteed to achieve their goals
     .    are subject to risks, including loss of the amount invested.

The Policy generally will be a "modified endowment contract" for Federal income tax purposes. This means all loans, surrenders and partial surrenders are treated first as distributions of taxable income, and then as a return of basis. Prior to your age 59 1/2, all these distributions generally are subject to a 10% penalty tax.

--------------------------------------------------------------------------------
   The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



              ---------------------------------------------------
                 ---------------------------------------------
                                Estate Enhancer
                        Flexible Premium Variable Life
                               Insurance Policy
                                   issued by
                 Legacy Builder Variable Life Separate Account
                                      And
                          PFL Life Insurance Company
                             4333 Edgewood Road NE
                           Cedar Rapids, Iowa 52499
                                (800) 732-7754


                 ---------------------------------------------
              ---------------------------------------------------

The available portfolios are:

[_]  Advantus Series Fund, Inc.

        Advantus Series Capital Appreciation Portfolio
        Advantus Series Mortgage Securities Portfolio
        Advantus Series Real Estate Securities Portfolio

[_]  Dreyfus Stock Index Fund

[_]  Dreyfus Variable Investment Fund

        Dreyfus VIF - Money Market Portfolio

[_]  MFS(R) Variable Insurance Trust/SM/

        MFS Emerging Growth Series
        MFS Research Series
        MFS Total Return Series
        MFS Utilities Series

[_]  Warburg Pincus Trust

        Warburg Pincus Emerging Growth Portfolio
        Warburg Pincus Emerging Markets Portfolio
        Warburg Pincus Global Post-Venture
         Capital Portfolio
        Warburg Pincus International Equity Portfolio
        Warburg Pincus Small Company Growth Portfolio
        Warburg Pincus Value Portfolio

[_]  WRL Series Fund, Inc.

        WRL Janus Growth
        WRL VKAM Emerging Growth

Table of Contents
================================================================================

Glossary....................................................................  1


Policy Summary..............................................................  3


Portfolio Expense Table.....................................................  6


Risk Summary................................................................  9


The Company and the Fixed Account........................................... 11
    PFL Life Insurance Company.............................................. 11
    The Fixed Account....................................................... 11


The Variable Account and the Portfolios..................................... 11
    The Variable Account.................................................... 11
    The Portfolios.......................................................... 12
    Your Right to Vote Portfolio Shares..................................... 13

The Policy.................................................................. 14
    Purchasing a Policy..................................................... 14
    When Insurance Coverage Takes Effect.................................... 14
    Extending the Maturity Date............................................. 14
    Ownership Rights........................................................ 14
        Changing the Owner.................................................. 15
        Selecting and Changing the Beneficiary.............................. 15
        Assigning the Policy................................................ 15
    Canceling a Policy...................................................... 15


Premiums.................................................................... 15
    Premium Payments........................................................ 15
    Allocating Premiums..................................................... 17


Policy Values............................................................... 18
    Cash Value.............................................................. 18
    Growth Accelerator...................................................... 18
    Cash Surrender Value.................................................... 18
    Subaccount Value........................................................ 18
    Unit Value.............................................................. 19
    Fixed Account Value..................................................... 19


Charges and Deductions...................................................... 19
    Premium Expense Charge.................................................. 20
    Monthly Deduction....................................................... 20
        Cost of Insurance................................................... 20
        Monthly Policy Charge............................................... 20
    Daily Charge............................................................ 21
    Surrender Charge........................................................ 21
    Partial Surrender Charge................................................ 21


    Transfer Charge......................................................... 21
    Portfolio Expenses...................................................... 22


Death Benefit............................................................... 22
    Death Benefit........................................................... 22
    Accelerated Death Benefit Rider......................................... 22
    Payment Options......................................................... 23


Full and Partial Surrenders................................................. 23
    Full Surrenders......................................................... 23
    Partial Surrenders...................................................... 23


Transfers................................................................... 24
    Dollar Cost Averaging................................................... 25
    Asset Rebalancing Program............................................... 25


Loans....................................................................... 26
    Collateral.............................................................. 26
    Interest Rate........................................................... 27


Policy Lapse and Reinstatement.............................................. 27
    Lapse................................................................... 27
    Reinstatement........................................................... 27


Federal Tax Considerations.................................................. 28


Other Policy Information.................................................... 30
    Our Right to Contest the Policy......................................... 30
    Suicide Exclusion....................................................... 30
    Misstatement of Age or Sex.............................................. 30
    Modifying the Policy.................................................... 30
    Payments We Make........................................................ 31
    Reports to Owners....................................................... 31
    Records................................................................. 31
    Policy Termination...................................................... 31


Performance Data............................................................ 32


Additional Information...................................................... 39
    Sale of Policies........................................................ 39
    Associate Policies...................................................... 39
    Legal Matters........................................................... 39
    Legal Proceedings....................................................... 39
    Experts................................................................. 39
    Financial Statements.................................................... 40
    Additional Information about PFL Life Insurance Company................. 40
    PFL's Executive Officers and Directors.................................. 40


Illustrations............................................................... 41

Glossary
================================================================================

Cash Value

The sum of your Policy's value in the subaccounts and the fixed account (including amounts held in the fixed account to secure any loans).

Cash Surrender Value

The amount we pay when you surrender your Policy. It is equal to: (1) the Cash Value as of the date of surrender; minus (2) any surrender charge; minus (3) any outstanding Policy loan; minus (4) any loan interest you owe.

Death benefit proceeds

The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.

Initial premium

The amount you must pay before insurance coverage begins under this Policy. Your Policy's schedule page shows the initial premium. It must be at least $10,000.

Insured

The person whose life is insured by this Policy.

Lapse

If the Policy has an outstanding loan and it does not have enough Cash Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), the Policy will enter a 61-day grace period. The Policy will lapse (terminate without value) if you do not make a sufficient payment by the end of a grace period.

Maturity Date

The Policy anniversary when the insured reaches age 100 and life insurance coverage under this Policy ends. You may elect to continue the Policy beyond insured's age 100 under the extended maturity provision. However, the extended maturity provision may not be available in all states.

Monthly Date

This is the same day of each month as the Policy Date. If there is no Valuation Date in a calendar month that coincides with the Policy Date, the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Cash Value.

Monthly Deduction

The amount we deduct from the Cash Value each month. The monthly deduction includes the cost of insurance charge, and any monthly administration charge.

Net Premium

The amount we receive as premium, less the premium expense charge.

Office

Our administrative and service office is Financial Markets Division, P.O. Box 3183, Cedar Rapids, Iowa 52406-3183; or 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. The telephone number is 1-800-732-7754.

Owner (you, your)

The person entitled to exercise all rights as owner under the Policy.

Policy Date

The date when we complete our underwriting process, full life insurance coverage goes into effect, we issue the Policy, and we begin to deduct the Monthly Deductions. Your Policy's schedule page shows the Policy Date. The free look period begins on the Policy Date. We measure Policy months, years, and anniversaries from the Policy Date.

Premiums

All payments you make under the Policy other than loan repayments.

Reallocation Date

The date shown on the Policy schedule page when we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Subaccount

A subdivision of the Legacy Builder Variable Life Separate Account. We invest each subaccount's assets exclusively in shares of one investment portfolio.

Surrender

To cancel the Policy by signed request from the owner.

Valuation Date

Each day that both the New York Stock Exchange and PFL Life Insurance Company are open for business, except for any days when a subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus, there are no days when both the New York Stock Exchange and PFL are open for business and an investment portfolio does not value its shares.

Valuation Period

The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

Variable Account

Legacy Builder Variable Life Separate Account. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

Written notice

The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Office.

Policy Summary
================================================================================

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. All capitalized words and phrases, and a number of others, are defined or explained in the Glossary.

                                   Premiums

     . You can select a premium payment plan but you are not required to pay premiums according to the plan. You can vary the frequency and amount, and can skip premium payments. We will not accept any premiums after the insured reaches age 100.

     . Paying planned premiums does not guarantee that the Policy will not lapse.

     . In general, the minimum initial premium is $10,000, and the minimum additional premium is $5,000.

     .    If the insured qualifies for simplified underwriting:

          -> Conditional life insurance coverage begins as soon as you complete an application and pay an initial premium.

          -> The maximum initial premium you may pay is $1,500 multiplied by the insured's age at issue. (For example, if the insured is age 50 at issue, the maximum initial premium for simplified underwriting is $75,000.)

          -> You may pay the maximum initial premium at issue or at any time during the first 2 Policy years; however, premiums paid in the second Policy year may not exceed premiums paid in the first Policy year.

     .    If the insured undergoes full underwriting:

          -> You designate the total premium for which we will underwrite the insured (the "underwriting premium").

          -> In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

          -> At issue, you must pay an amount equal to the greater of: (1) 50% of the underwriting premium; or (2) the underwriting premium minus $100,000.

          -> In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

     . If you have no outstanding loans, then we guarantee that your Policy will never lapse.

     . If you have an outstanding loan, your Policy will enter a 61-day grace period whenever the loan amount exceeds the Cash Value minus any surrender charge. The loan amount is the total amount of all outstanding Policy loans, including both principal and interest due. If that occurs, then your Policy will terminate without value unless you make a sufficient payment during the grace period. See "Risk of Lapse," and "Policy Lapse and Reinstatement."

     . Once we issue your Policy, the free look period begins. The free look period is the period when you may return the Policy and receive a refund. The length of the free look period varies by state. See "Canceling a Policy." The front cover of your Policy shows the applicable free look period.

     . We put all premiums (minus any premium expense charge) in the fixed account until the Reallocation Date.

                              Investment Options

You may allocate your money among the variable account investment options, and the fixed account options.

Variable Account:

 .    You may allocate the money in your Policy to any of the subaccounts of the variable account. We do not guarantee any money you place in the subaccounts. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.

 .    Each subaccount invests exclusively in one of the following investment portfolios:


    [_]  Advantus Series Fund, Inc.                                    [_]   MFS(R)Variable Insurance Trust(SM)
            Advantus Series Capital Appreciation  Portfolio                     MFS Emerging Growth Series
            Advantus Series Mortgage Securities   Portfolio                     MFS Research Series
            Advantus Series Real Estate Securities Portfolio                    MFS Total Return Series
                                                                                MFS Utilities Series




    [_]  Dreyfus Stock Index Fund                                      [_]   Warburg Pincus Trust
                                                                                Warburg Pincus Emerging Growth Portfolio
                                                                                Warburg Pincus Emerging Markets Portfolio
                                                                                Warburg Pincus Global-Post Venture Capital Portfolio
                                                                                Warburg Pincus International Equity Portfolio
                                                                                Warburg Pincus Small Company Growth Portfolio
                                                                                Warburg Pincus Value Portfolio


    [_]  Dreyfus Variable Investment Fund                              [_]   WRL Series Fund, Inc.
            Dreyfus VIF - Money Market Portfolio                                WRL Janus Growth
                                                                                WRL VKAM Emerging Growth


Fixed Account:

 .    You may also place money in the basic fixed account where it earns interest at an annual rate of at least 3%. We may declare a higher rate of interest, but we are not obligated to do so.

 .    At the time of purchase, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3.0%. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the variable subaccounts according to your instructions.

                                  Cash Value

 .    Cash Value is the sum of your amounts in the subaccounts and the fixed account.

 .    Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (transfers, partial surrenders, and loans.)

 .    Cash Value is the starting point for calculating important values under the
     Policy, such as the Cash Surrender Value and the death benefit.

 .    Your Policy may lapse if you do not have sufficient Cash Surrender Value to pay the monthly deductions when a Policy Loan is outstanding.

 .    Growth Accelerator: At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     [X]  Cash Value is greater than 200% of the total premiums paid; and

     [X]  Cash Value exceeds $50,000.

 .    We do not guarantee a minimum Cash Value. Cash Value can go down--all the way to zero.


                            Charges and Deductions


$   Premium expense charge: We deduct a premium expense charge equal to the
    ----------------------
    actual premium tax imposed by the state where we issue your Policy. Premium taxes currently range from 0.00% to 3.50% of each premium payment. We credit the remaining net premium to your Cash Value.

$   Monthly Deduction. On the Policy Date and on each Monthly Date, we deduct
    -----------------
    the following charges on a pro-rata basis from each subaccount and the fixed account:

    ->  a cost of insurance charge for the Policy

    ->  a monthly Policy charge including two components:

        (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

        (2) a monthly asset based charge equal to 0.55% annually of the assets in the variable account. We deduct this charge from the assets in the variable account only during the first 10 Policy years.

$   Surrender charge: During the first 6 years after a premium payment, we
    ----------------
    deduct a 7% surrender charge on any surrender attributable to the premium. A separate surrender charge applies to each premium payment.

    We deduct a 7% surrender charge on the entire amount of any full or partial surrender during the first Policy year. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premiums) free of charge; however, the 7% surrender charge will apply to the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within the 6 years prior to the partial surrender.

$   Daily Charge: We deduct a daily charge equal (on an annual basis) to 0.75%
    ------------
    of the average daily net assets of the variable account.

$   Transfer charge: We currently assess no charge for transfers. We reserve the
    ---------------
    right to charge $10 for the 13th and each additional transfer in a Policy year.

$   Portfolio Expenses: The portfolios deduct investment advisory (management)
    ------------------
    fees and other expenses from their assets. These charges vary by portfolio and in 1999 the total annual amount of these charges ranged from 0.26% to 1.40% of average portfolio assets.

Portfolio Expense Table
================================================================================

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1999. Expenses of the portfolios may be higher or lower in the future. For more information on the management fees described in this table, see the portfolios' prospectuses.

Annual Portfolio Operating Expenses/(1)/ (as a percentage of average net assets and after fee waivers and expense reimbursements)


                                                              Management           Other            Rule       Total Annual
Portfolio                                                        Fees            Expenses        12b-1 Fees      Expenses
---------                                                        ----            --------        ----------      --------
Advantus Capital Appreciation Portfolio                         0.50%              0.04%           0.25%           0.79%
Advantus Mortgage Securities Portfolio                          0.30%              0.06%           0.25%           0.61%
Advantus Real Estate Securities Portfolio/(6)/                  0.60%              0.15%           0.25%           1.00%
Dreyfus Stock Index Fund                                        0.25%              0.01%             --            0.26%
Dreyfus VIF - Money Market Portfolio                            0.50%              0.08%             --            0.58%
MFS Emerging Growth Series /(2/                                 0.75%              0.09%             --            0.84%
MFS Research Series /(2)                                        0.75%              0.11%             --            0.86%
MFS Total Return Series /(2)/                                   0.75%              0.15%             --            0.90%
MFS Utilities Series /(2)/                                      0.75%              0.16%             --            0.91%
Warburg Pincus Emerging Growth Portfolio/(5)/                   0.72%              0.53%             --            1.25%
Warburg Pincus Emerging Markets Portfolio/(4)/                  0.00%              1.40%             --            1.40%
Warburg Pincus Global Post-Venture Capital Portfolio/(4)/       1.07%              0.33%             --            1.40%
Warburg Pincus International Equity Portfolio/(4)/              1.00%              0.32%             --            1.32%
Warburg Pincus Small Company Growth Portfolio/(4)/              0.90%              0.24%             --            1.14%
Warburg Pincus Value Portfolio/(4)/                             0.56%              0.44%             --            1.00%
WRL Janus Growth/(3)/                                           0.80%              0.05%             --            0.85%
WRL VKAM Emerging Growth                                        0.80%              0.07%             --            0.87%

(1) The fee table information relating to the underlying funds was provided to PFL by the underlying funds, their investment advisers or managers, and PFL has not and can not independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. Therefore, PFL disclaims any and all liability for such information.

(2) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Other expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. The ratios for Other Expenses and Total Underlying Fund Annual Expenses (reduced by custodial offset arrangements), respectively, would have been as follows: 0.08%, 0.83% - MFS Emerging Growth Series; 0.10%, 0.85% - MFS Research Series; 0.14%, 0.85% - MFS Total Return Series; and 0.15%, 0.90% - MFS Utilities Series.

(3) For WRL Janus Growth, the investment adviser currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee - 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee - 0.75%). The fee table reflects estimated 2000 expenses because of the termination of the fee waiver. This waiver is voluntary and will be terminated on June 25, 2000.

(4) Actual Management Fees, Other Expenses, and Total Annual Expenses for the fiscal year ending December 31, 1999, are based on actual expenses for the fiscal year ending December 31, 1999. Management Fees, Other Expenses, and Total Annual Expenses were 1.25%, 1.88% and 3.13% for the Emerging Markets Portfolio; 1.25%, 0.33%, and 1.58% for the Global Post-Venture Capital Portfolio; 1.00%, .0.32%, and 1.32% for the International Equity Portfolio; 0.90%, 0.24%, and 1.14% for the Small Company Growth Portfolio; and 0.75%, 0.59%, and 1.34% for the Value Portfolio.

(5) The expense figures are based on estimated expenses for the fiscal year ending December 31, 2000 after fee waivers and expense reimbursements. Before fee waivers and expense reimbursements, estimated Management Fees, Other Expenses, and Total Annual Expenses are 0.90%, 0.63% , and 1.53%, respectively.

(6) Management Fees, Other Expenses, Rule 12b-1 Fees, and Total Annual Expenses are based on actual expenses for the fiscal year ended December 31, 1999. Management Fees, Other Expenses, Rule 12b-1 Fees and Total Annual Expenses before waivers were 0.60%, 1.30%, 0.25%, and 2.15%, respectively. It is Advantus Capital's intention to waive other expenses during the current fiscal year which exceed, as a percentage of average daily net assets, 0.15%. Advantus Capital reserves the option to reduce the level of other expenses which it will voluntarily absorb.

                                  Surrenders

 .    Full surrender: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (that is, the Cash Value minus any surrender charge, and minus any outstanding loan amount including any accrued interest). Surrendering the Policy may have tax consequences. (See "Federal Tax Considerations.")

 .    Partial surrenders: You may make a written request to withdraw part of the
     Cash Value, subject to the following rules:

     ->   You must request at least $500;

     -> At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender;

     -> During the first Policy year, any amount you surrender is subject to a surrender charge; and After the first Policy year, you may surrender amounts up to your Policy's gain (Cash Value minus premiums paid) free of charge.

 .    A partial surrender automatically causes a pro-rata reduction in the death benefit.

 .    Full and partial surrenders may be taxable and, prior to your age 59 1/2, may be subject to a 10% tax penalty.

 .    When assessing the 7% surrender charge, we deem premiums to be withdrawn on a "first-in-first-out" (FIFO) basis.

 .    Partial surrenders may have tax consequences. (See "Federal Tax
     Considerations.")


                                 Death Benefit


 .    While the Policy is in force, the death benefit is the greater of: (1) the
     Basic Death Benefit; or (2) the Guaranteed Minimum Death Benefit ("GMDB").

 .    Basic Death Benefit: The Basic Death Benefit is equal to the Cash Value divided by the net single premium. The net single premium is calculated using guaranteed cost of insurance charges with a 4% interest rate. The Basic Death Benefit will change monthly due to changes in the Cash Value. The net single premium will change annually.

 .    Guaranteed Minimum Death Benefit: The GMDB is the greater of premiums paid or highest Cash Value on a Policy anniversary prior to the insured's age 75 (both adjusted for partial surrenders). At the insured's age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders.

 .    We deduct any unpaid loans from the proceeds payable on the insured's death.

 .    You may apply for the Accelerated Death Benefit Rider for long-term care under the Policy. The Accelerated Death Benefit Rider is a portion of the Death Benefit under the Policy that may be payable monthly to Insured as reimbursement of actual charges incurred for long-term care.


                                   Transfers


Each year, you may make an unlimited number of transfers of Cash Value from the subaccounts and the fixed account.

 .    Transfers from the fixed account each Policy year may not exceed the greater of:

     ->  25% of the amount in the fixed account; or

     ->  $1,000.

     If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account.

 .    We may charge $10 for the 13th and each additional transfer during a Policy year.

 .    We do not impose transfer charges for Dollar Cost Averaging, Asset
     Rebalancing or transfers to the Fixed Account due to Policy Loan Collateral requirements.

                                     Loans

 .    You may take a loan against the Policy for any amount from $500 up to 90%
     of the Cash Value net of surrender charge, minus any outstanding loans and interest you owe. This Policy will be the sole security for the Policy Loan.

 .    Interest is due and payable at the end of each calendar quarter. Unpaid interest becomes part of the outstanding loan.

 .    The loan interest rate may be adjusted at the end of the calendar quarter.
     The rate will never be more than the maximum permitted by law. Loan interest rates will be guaranteed for one calendar quarter. This means that the loan interest rate will not change more often than once a calendar quarter. If there is a change in the loan interest rate, it will be made at the end of that calendar quarter.

 .    The loan interest rate we charge will not exceed the greater of:

     . The "Published Monthly Average" for the calendar month ending two months before the date on which the rate is determined; or

     . The interest rate used to determine the Cash Surrender Value in the Fixed Account under the Policy during the applicable period plus 1% per year.

 .    The "Published Monthly Average" is Moody's Corporate Bond Yield Average -
     Monthly Average Corporates, as published by Moody's Investors Service, Inc., or any successor to it.

 .    In the event that Moody's Corporate Bond Yield Average - Monthly Average
     Corporates is no longer published, the "Published Monthly Average" will be a substantially similar average established by regulation issued by the Iowa Commissioner of Insurance.

 .    The maximum loan interest rate on the Policy will be determined quarterly.
     If this maximum rate exceeds the existing interest rate charged on loans by 0.5% or more, the rate charged may be increased at the end of the calendar quarter. If the maximum rate is less than the existing interest rate charged on loans by a difference of 0.5% or more, the rate charged will be lowered at the end of the calendar quarter.

 .    We will notify you of the initial interest rate to be charged on the loan at the time the loan is made. We will notify you in advance of any increase in the interest rate applicable to any existing loan(s).

 .    Loan interest generally is not tax deductible (consult your tax advisor for possible exceptions).

 .    You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they equal or exceed minimum premium amounts.

 .    We deduct any unpaid loans and interest from the proceeds payable on the insured's death.

 .    Loans taken from, or secured by, this Policy generally will be taxed as distributions and, prior to age 59 1/2, a tax penalty may apply.

 .    The "no-lapse guarantee" does not apply if there is an outstanding loan.

 .    Policy loans may have tax consequences. (See Federal Tax Considerations.")


This variable interest Policy Loan provision may not be available in all states.

Risk Summary
================================================================================

Investment          If you invest your Cash Value in one or more subaccounts,
Risk                then you will be subject to the risk that investment
                    performance will be unfavorable and that the Cash Value will decrease. You could lose everything you invest. If you select the fixed account, then we credit your Cash Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%

                    Because we deduct charges from Cash Value every month, if investment results are negative or not sufficiently favorable, then your Cash Surrender Value may fall to zero. If your Cash Surrender Value is zero and you have an outstanding loan, then your Policy will enter a 61-day grace period. Unless you make a sufficient payment during the grace period, the Policy will lapse without value and insurance coverage will no longer be in effect. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, then you may be able to draw upon Cash Value, through partial surrenders and loans.

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Risk of             If you do not have an outstanding loan, we guarantee that
Lapse               your Policy will never lapse (terminate without value),
                    regardless of investment performance.

                    If you have an outstanding loan and your Cash Surrender Value becomes zero, then the Policy will enter a 61-day grace period.

                    Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will lapse, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans. You might not be able to reinstate a policy that has lapsed (depending on applicable state law).

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Tax Risk We anticipate that the Policy should be deemed a life insurance contract under Federal tax law. However, there is some uncertainty in this regard. The Policy generally will be treated as a modified endowment contract ("MEC") under Federal tax laws (except, in some cases for a Policy issued in exchange for another life issuance policy that was not a
                                                                          ---
                    MEC). If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

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Surrender           The 7% surrender charge under this Policy applies for 6
Charge              years after each premium payment. You should purchase this
                    Policy only if you have the financial ability to keep it in force for a substantial period of time.

                    Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. Cash Surrender Value (that is, Cash Value minus any surrender charges and outstanding loans) is one measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

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Partial             You may request partial surrenders of a portion of the Cash
Surrender           Surrender Value. We impose a 7% surrender charge on all
Limits              partial surrenders in the first Policy year. After the first
                    Policy year, you may request partial surrenders of amounts up to your Policy's gain free of charge. The amount partially surrendered must be at least $500 and must not cause the Cash Surrender Value after the partial surrender to be less than $5,000. We impose a 7% surrender charge on the portion of any surrender that exceeds the gain in the Policy and is attributable to a premium paid within the 6 years prior to the surrender.

                    A partial surrender reduces the Cash Surrender Value, so it will increase the risk that the Policy will lapse. A partial surrender will reduce the death benefit and also may have tax consequences.

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Loan Risks
                    A Policy loan affects the death benefit because a loan reduces the death benefit proceeds and Cash Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                    While a loan is outstanding, the "no-lapse guarantee" does
                                                                          ----
                    not apply. See Policy Lapse and Reinstatement.
                    ---------

                    A Policy loan could make it more likely that a Policy would terminate. There is a risk that if the loan reduces your Cash Surrender Value to too low an amount and investment results are unfavorable, then the Policy will lapse, resulting in loss of insurance and possibly adverse tax consequences. A loan will likely be taxed as a partial surrender and a 10% penalty tax may apply.

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Comparison          Like fixed benefit life insurance, the Policy offers a death
with Other          benefit and provides a Cash Value, loan privileges and a
Insurance           value on surrender. However, the Policy differs from a fixed
Policies            benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Cash Surrender Value will always vary with the investment results of your selected subaccounts.

                    As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

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Illustrations       The hypothetical illustrations in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed, and are provided only to illustrate how the Policy charges and hypothetical rates of return affect death benefit levels, Cash Value and Cash Surrender Value of the Policy. We may also illustrate Policy values based on the adjusted historical performance of the portfolios since the portfolios' inception, reduced by Policy and subaccount charges. The hypothetical and adjusted historic portfolio rates illustrated should not be considered to represent past or future performance. Actual rates of return undoubtedly will be higher or lower than those illustrated, so the values under your Policy will be different from those illustrated.

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The Company and the Fixed Account
================================================================================

PFL Life Insurance Company

PFL Life Insurance Company ("PFL," "Company," "we," "us" or "our") is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961. PFL established the separate account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options under the Policy.

IMSA. PFL is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is an independent voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self- and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

The Fixed Account

The basic fixed account is part of PFL's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PFL has sole discretion over investment of the fixed account's assets. PFL bears the full investment risk for all amounts contributed to the fixed account. PFL guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. You bear the risk that we will credit only 3% interest.

The Dollar Cost Averaging Fixed Account. At the time you purchase a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We may declare a higher rate of interest at our sole discretion. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the subaccounts and basic fixed account according to your instructions. The first such transfer occurs on the Monthly Date after the Reallocation Date. In the last month of the DCA Fixed Account term, we will transfer interest accrued on the premium.

There is no charge for participating in the DCA Fixed Account, and transfers under this program do not count in determining any transfer charge.

We reserve the right to stop offering the DCA Fixed Account at any time for any reason.

The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Variable Account and the Portfolios
================================================================================

The Variable Account

PFL established the variable account as a separate investment account under Iowa law on November 20, 1998. PFL owns the assets in the variable account and is obligated to pay all benefits under the Policies. PFL may use the variable account to support other variable life insurance policies PFL issues. The variable account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

The variable account is divided into subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:

[_]   Advantus Series Fund, Inc.                        [_]   MFS(R)Variable Insurance Trust(SM)
      (managed by Advantus Capital Management, Inc.)          (managed by Massachusetts Financial
                                                              Services Company)

[_]   Dreyfus Variable Investment Fund                  [_]   Warburg Pincus Trust
      (managed by The Dreyfus Corporation)                    (managed by Credit Suisse Asset Management, LLC)

[_]   Dreyfus Stock Index Fund                          [_]   WRL Series Fund, Inc.
      (managed by The Dreyfus Corporation)                    (managed by WRL Investment Management, Inc.)

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the variable account reflect the subaccount's own investment experience and not the investment experience of our other assets. The variable account's assets may not be used to pay any of PFL's liabilities other than those arising from the Policies. If the variable account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, PFL reserves the right to:

     1.  Create new separate accounts;

     2.  Combine separate accounts, including the variable account;

     3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

     4. Make new portfolios available under the variable account or remove existing portfolios;

     5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the variable account's purposes;

     6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;

     7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

     8. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

The Portfolios

The variable account invests in shares of certain portfolios of the Funds. Each of the Funds is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including an explanation of the portfolios' investment objectives and a description of the risks, in the current prospectuses for the underlying fund portfolios, which are attached to this prospectus. You should read the Funds' prospectuses carefully.

In addition to the variable account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither PFL nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (or Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a fund's Board of Directors (Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, then variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

These portfolios are not available for purchase directly by the general public, and are not the same as other portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment results of any of the portfolios available under the Policy will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

Please read the attached portfolio prospectuses to obtain more complete information regarding the portfolios. Keep these prospectuses for future reference.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Cash Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

The Policy
================================================================================

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

We determine the basic death benefit for a Policy based on the age of the insured when we issue the Policy, the initial premium paid, and other characteristics of the proposed insured(s) such as gender and risk class.

Generally, the Policy is available for insureds between issue ages 30-80 for standard risk classes, and between issue ages 30-70 for non-standard risk classes. We use different underwriting standards (simplified underwriting, or full underwriting) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right: (1) to modify our underwriting requirements at any time; or (2) to reject an application for any reason permitted by law. There is no insurance coverage until we complete our underwriting process and accept the application.

When Insurance Coverage Takes Effect

Once we determine that the insured meets our underwriting requirements, insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (less charges) to the fixed account. On the Reallocation Date, we will transfer your Cash Value from the fixed account to the subaccounts or maintain your Cash Value in the fixed account as you directed on your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Full insurance coverage under the Policy will take effect only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.

Extending the Maturity Date

You may request to extend the Maturity Date for your Policy. You must make your request in writing and we must receive it at least 90 days, but no more than 180 days, prior to the scheduled Maturity Date. After you extend the Maturity Date, we will automatically extend your Maturity Date every year unless you direct us in writing to do otherwise. Interest on any outstanding Policy loan will continue to accrue during the period for which the Maturity Date is extended.

The Cash Value at the Maturity Date will be equal to the death benefit, less any indebtedness. If you choose to extend the Maturity Date, the Cash Value will continue to earn interest and no monthly deductions will be deducted from the Cash Value.

The tax consequences of continuing a Policy beyond the Insured's age 100 are unclear; consult a tax advisor.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner

     . You may change the owner by providing a written request to us at any time while the insured is alive.

     . The change takes effect on the date that the written request is signed.

     . We are not liable for any actions we take before we receive the written request.

     . Changing the owner does not automatically change the beneficiary or the insured.

     .    Changing the owner may have tax consequences.

Selecting and Changing the Beneficiary

     . You designate the beneficiary (the person to receive the death benefit when the insured dies) in the application.

     . If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.

     . If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.

     . If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.

     . You can change the beneficiary by providing us with a written request while the insured is living.

     . The change in beneficiary is effective as of the date you sign the written request.

     . We are not liable for any actions we take before we receive the written request.

Assigning the Policy

     .    You may assign Policy rights while the insured is alive.

     .    The owner retains any ownership rights that are not assigned.

     . Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.

     . Claims under any assignment are subject to proof of interest and the extent of the assignment.

     . If you assign your Policy as collateral for a loan, you should consider that loans secured by this Policy are treated as distributions and could be subject to income tax and a 10% penalty if you are under age 59 1/2.

     .    We are not:

          ->   bound by any assignment unless we receive a written notice of the assignment;
          ->   responsible for the validity of any assignment; or
          ->   liable for any actions we take before we receive written notice of the assignment.

     .    Assigning the Policy may have tax consequences.

Canceling a Policy

You may cancel a Policy during the free-look period by returning it to PFL at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund either (a) an amount equal to the Cash Value plus any charges we deducted, or (b) where required by state law, we will refund all premiums paid for the Policy.


Premiums
================================================================================


Premium Payments

Before we issue a Policy, you must pay an initial premium equal to at least $10,000. Thereafter, you may pay premiums at any time and in any amount of $5,000 or more. However, because most additional premium payments will increase the death benefit, we will require additional underwriting for most additional premium payments.

We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code. Your Policy's schedule page will show the maximum additional premium you can pay during the first two Policy Years without additional underwriting. As indicated below, it is the Company's policy to use simplified issue underwriting for these Policies. However, the Company reserves the right to impose full underwriting on future premium payments. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premium payments until they are allowed by the maximum premium limitations. We reserve the right to modify our premium limitations at any time. You make all premium payments to our Office or to one of our authorized agents.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches age 100), or the date when either (1) the insured dies, or (2) the grace period ends without a sufficient payment, or (3) we receive your signed request to surrender the Policy.

The type of underwriting you qualify for depends upon the amount of premium paid at issue. Listed below are the two types of underwriting you may qualify for. See "Policy Summary-Premiums" for more information.

Simplified Issue Guidelines.

If simplified issue underwriting is used, then in the second and subsequent Policy years, you will have different options depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the simplified issue limit and the amount paid in the first Policy year, but not more than the amount paid in the first Policy year, with no additional underwriting. This option is only available if no partial withdrawals have been taken.

     2. Pay an amount that exceeds the limit in option (1) up to your attained Age times 1,500 subject to simplified issue underwriting. "Age" is defined as the insured's age on the Policy Date, plus the number of completed Policy years since the Policy Date.

     3. Pay an amount that exceeds the limit in option (2) on a fully underwritten basis.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age times 1,500). You may pay more than simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Fully Underwritten Guidelines.

If full underwriting is used, then in the second and subsequent Policy years, you will have different options available to you depending on your actions in the previous Policy year. In the second Policy year, you may have up to three options as follows:

     1. Pay an amount up to the difference between the underwriting premium and the amount paid in the first Policy year. The underwriting premium is the total premium that you designate yourself to be underwritten for. This option is only available if no partial withdrawals have been taken and if the underwriting premium actually exceeds total premium paid in the first Policy year.

     2. Pay an amount that exceeds the limit in option (1) up to the attained Age times 1,500 subject to simplified issue underwriting. Note that this option may not exist if the limit in (1) exceeds the attained Age times 1,500.

     3.   Pay an amount that exceeds the greater of the limit in options (1) and
          (2) on a fully underwritten basis.

     With respect to both options 2 and 3, the premium will not be accepted if you do not qualify for the underwriting class under which the Policy was issued.

In the third and subsequent Policy years you would have one or two options depending on the premium paid in the previous Policy year.

     1. IF you paid a premium in the previous Policy year, you may pay additional premium on a simplified issue basis up to the simplified issue limit (attained Age times 1,500). You may pay more than the simplified issue limit on a fully underwritten basis. (Note that the minimum additional premium that we will accept is $5,000.)

     2. IF you did not pay premium in the previous Policy year, additional premium payments can be made subject to underwriting at our discretion, including full underwriting.

Tax-Free Exchanges (1035 Exchanges). We may accept as part of your initial premium money from one contract that qualified for a tax-free exchange under
Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. We will accept a Section 1035 exchange of a contract with an outstanding loan; however, we will not preserve the loan (i.e., you will pay off the loan and transfer the net policy value). If you contemplate a tax-free exchange, you should consult a competent tax advisor to discuss the potential tax effects of such a transaction.

Allocating Premiums

When you apply for a Policy, you must instruct us to allocate your net premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

     . You must put at least 1% of each net premium in any subaccount or the fixed account you select (you can, of course, put nothing in some subaccounts or the fixed account).

     . Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

     . You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory).

     . Any allocation change will be effective on the date we record the change. We record the allocation change on the same day that we receive the request for the change.

     . We reserve the right to limit the number of premium allocation changes; and to limit the number of subaccount allocations in effect at any one time.

We will credit interest on your initial net premium from the date we receive payment and the necessary documents to the Reallocation Date. Interest will be credited at the current fixed account rate. Interest is guaranteed to equal at least 3% annually.

Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

On the Policy Date, we will allocate your Cash Value to the fixed account. We also allocate any net premiums we receive from the Policy Date to the Reallocation Date to the fixed account. On the Reallocation Date, we will reallocate the Cash Value in the fixed account to the subaccounts or retain it in the fixed account in accordance with the allocation percentages provided in the application. We invest all net premiums paid after the Reallocation Date on the Valuation Date we receive them. We credit these net premiums to the subaccounts (as appropriate) at the unit value next determined after we receive your payment. (Please refer to the Glossary for an explanation of the Reallocation Date.)

Policy Values
================================================================================


Cash Value                 .  serves as the starting point for calculating
                              values under a Policy;
                           .  equals the sum of all values in the fixed account
                              and in each subaccount of the variable account;
                           .  is determined on the Policy Date and on each
                              Valuation Date; and
                           .  has no guaranteed minimum amount and may be more
                              or less than premiums paid (except for amounts allocated to the fixed account).


Growth Accelerator

At the end of each month, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     Cash Value is greater than 200% of the total premiums paid; and Cash Value exceeds $50,000.

We will allocate the additional interest to the variable account and the fixed account on a pro-rata basis. We guarantee to credit the monthly interest (0.04167% multiplied by the Cash Value at the end of each month); however, the Policy needs to be requalified to meet the specified requirements on a year-to-year basis. There is no charge for this benefit.

Cash Surrender Value

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

Cash Surrender             .  the Cash Value as of such date; minus
Value on any               .  any surrender charge as of such date; minus
Valuation Date             .  any outstanding Policy loans; minus
equals:                    .  any interest you owe on the Policy loans.


Subaccount Value

Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of              .  the initial units purchased at the unit value
units in any                  on the Policy Date; plus
subaccount on              .  units purchased with additional net premiums; plus
any Valuation              .  units purchased via transfers from another
Date equals:                  subaccount or the fixed account; plus
                           .  units purchased via growth accelerator, if any;
                              minus
                           .  units redeemed to pay for monthly deductions;
                              minus
                           .  units redeemed to pay for partial surrenders;
                              minus
                           .  units redeemed as part of a transfer to another
                              subaccount or the fixed account.

Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.

Unit Value

We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

The unit value of             .  the total value of the assets held in the
any subaccount                   subaccount, determined by multiplying the
at the end of a                  number of shares of the designated portfolio
Valuation Period                 owned by the subaccount times the portfolio's
is calculated as:                net asset value per share; minus
                              .  a deduction for the mortality and expense risk
                                 charge; minus
                              .  the accrued amount of reserve for any taxes or
                                 other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by
                              .  the number of outstanding units in the
                                 subaccount.


Fixed Account Value

On the Policy Date, the fixed account value is equal to the net premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

The fixed account             .  the net premium(s) allocated to the fixed
value at the end                 account; plus
of any Valuation              .  any amounts transferred to the fixed account;
Period is equal to:              plus
                              .  interest credited to the fixed account; plus
                              .  amount credited via growth accelerator, if any;
                                 minus
                              .  amounts charged to pay for monthly deductions;
                                 minus
                              .  amounts withdrawn from the fixed account;
                                 minus
                              .  amounts transferred from the fixed account to
                                 a subaccount.

Charges and Deductions
================================================================================


This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

Services and            .   the death benefit, cash and loan benefits under the
benefits we                 Policy
provide:                .   investment options, including premium allocations
                        .   administration of elective options and the
                            distribution of reports to owners
                      ----------------------------------------------------------

Costs and               .   costs associated with processing and underwriting
expenses we                 applications, issuing and administering the Policy
incur:                  .   overhead and other expenses for providing services
                            and benefits
                        .   sales and marketing expenses
                        .   other costs of doing business, such as collecting
                            premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

                      ----------------------------------------------------------

Risks we assume:        .   that the cost of insurance charges we may deduct are
                            insufficient to meet our actual claims because
                            insureds die sooner than we estimate
                        .   that the costs of providing the services and
                            benefits under the Policies exceed the charges we
                            deduct
                      ----------------------------------------------------------


Premium Expense Charge

When you make a premium payment, we deduct a premium expense charge equal to the premium tax imposed by the state where we issue your Policy. State premium taxes currently range from 0.00% to 3.50% of each premium payment. After we deduct any premium expense charge, we apply the remaining amount (the net premium) to the subaccounts and the fixed account according to your allocation instructions. The premium expense charge compensates us for state premium taxes.

Monthly Deduction

We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthly Date. We will make deductions from each subaccount and the fixed account on a pro rata basis (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthly
Date). If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts. Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has two components:

    1.  The cost of insurance charge for the Policy; plus
    2.  The monthly Policy charge, if applicable.


Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying the amount of the death benefit that exceeds your Cash Surrender Value upon the insured's death). The charge depends on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.

Cost of Insurance Charge

The cost of insurance charge is equal to:

      -> the cost of insurance rates; multiplied by -> the net amount at risk for your Policy on the Monthly Date.

The net amount at risk is equal to:

      -> the death benefit at the beginning of the month; divided by -> a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%); minus
      ->  the Cash Value at the beginning of the month.

We base the cost of insurance rates on the insured's age, gender, and risk class. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables (smoker/non-smoker) and the insured's age and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables. For substandard rate classes, these rates could be higher than the rates in the C.S.O. tables. When required, we use a unisex table.

Monthly Policy Charge. We assess a monthly Policy charge to compensate us for administrative expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. The monthly Policy charge includes two components:

    (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

    (2) a monthly asset based charge equal to an annual rate of 0.55% of the assets in the variable account. We deduct this charge from the assets in the variable account only during the first 10 Policy years.

Daily Charge

We deduct a daily charge from each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. The daily charge is equal to:

     .    the assets in each subaccount, multiplied by

     .    the daily pro rata portion of the annual charge rate of 0.75%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

Surrender Charge

If you fully surrender your Policy during the first 6 years following any premium payment, we deduct a surrender charge from your Cash Value and pay the remaining amount (less any outstanding loan amount) to you. The payment you receive is called the Cash Surrender Value. The surrender charge is equal to 7% of the premium(s) that was paid within 6 years of the surrender.

The surrender charge may be significant. You should carefully calculate this charge before you request a surrender. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available if you surrender your Policy in the first few years after paying a premium.

Partial Surrender Charge

You may request partial surrenders of a portion of the Cash Surrender Value; however, the entire amount surrendered in the first Policy year is subject to a surrender charge. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premium) free of charge. We deduct a 7% surrender charge on the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within 6 years prior to the partial surrender. For this purpose, we deem any gain to be withdrawn first, and then the oldest premiums in the order they were paid (i.e., first-in-first-out, or "FIFO").

Transfer Charge

     . We guarantee that you can make 12 transfers each year free from charge. We currently allow an unlimited number of free transfers.

     . We reserve the right to charge $10 for each transfer in excess of 12 during a Policy Year. We will not increase this charge.

     . For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

     .    We deduct the transfer charge from the amount being transferred.

     . Transfers we effect on the Reallocation Date, and transfers due to dollar cost averaging, asset rebalancing, and loans, do not count as transfers for the purpose of assessing this charge.

Portfolio Expenses

The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the Portfolio Expenses Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.


Death Benefit
================================================================================

Death Benefit

While the Policy is in force and if no loan is outstanding when the Insured dies, then, the death benefit is the greater of:

     (1)  the Basic Death Benefit; or
     (2)  the Guaranteed Minimum Death Benefit ("GMDB").

Basic Death Benefit: The Basic Death Benefit is the minimum amount that must be payable at the insured's death, before reduction for any outstanding loans, for the Policy to be treated as life insurance under the Internal Revenue Code. We determine the Basic Death Benefit by dividing the Cash Value by the net single premium. The net single premium is the amount of premium needed to provide a paid up death benefit of $1.00, assuming the guaranteed cost of insurance charges, a 4% interest rate, and mortality as set forth in the "Commissioners 1980 Standard Ordinary Mortality Table." The Basic Death Benefit will change monthly, or as of the date of death, due to changes in the Cash Value. The net single premium will change annually only the Basic Death Benefit is paid if there is an outstanding Policy Loan when the Insured dies.

Guaranteed Minimum Death Benefit: Until the insured's age 75, the GMDB is the greater of premiums paid (less partial surrenders) or the highest Cash Value on a Policy anniversary (adjusted for subsequent partial surrenders). At age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders. If you take a partial surrender, the GMDB is reduced on a "dollar for dollar" basis.

As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.

Death benefit       [_]  the death benefit (described above); minus
Proceeds equal:     [_]  any past due monthly deductions; minus
                    [_]  any outstanding Policy loan on the date of death; minus
                    [_]  any interest you owe on the Policy loan(s); minus
                    [_]  any payments under the Accelerated Death Benefit Rider
                         (see below).


If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum only if required by applicable state law, from the date we receive due proof of the insured's death to the date we make payment.

We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Sex.

 .    Accelerated Death Benefit Rider

You may apply for the simplified issue Accelerated Death Benefit Rider for long-term care under the Policy. The Accelerated Death Benefit is a portion of the Death Benefit under the Policy that may be payable monthly as reimbursement of actual charges incurred. The Insured becomes eligible for benefits under the Accelerated Death Benefit Rider by being certified as a chronically ill individual and by being confined to a nursing or assisted living facility, or by receiving home health care from a home health agency or adult day care in an adult day care center.

The Death Benefit under the Policy will be reduced by the amount paid under the Accelerated Death Benefit Rider. If the Insured dies while the Policy is in force and while benefits under the rider are being paid, the remaining Death Benefit proceeds will be paid to the Beneficiary and no further payments under this rider will be made to you. However, if the entire Death Benefit proceeds are paid under the terms of the rider prior to the Insured's death, the Policy will terminate and there will be no Death Benefit payable upon the Insured's death.

Benefits under the Accelerated Death Benefit Rider are not intended to be considered taxable income to you. We urge you to consult your personal tax advisor or attorney on specific points of interest to you.

Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request.


Full and Partial Surrenders
================================================================================

Full Surrenders

You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request.

Full surrender      .    The insured must be alive and the Policy must be in
Conditions:              force when you make your written request. A surrender
                         is effective as of the date when we receive your written request. We may require that you return the Policy.


                    . You will incur a surrender charge of 7% of any premium payments made within 6 years before the surrender. See Charges and Deductions--Surrender Charge.

                    . Once you surrender your Policy, all coverage and other benefits under it cease.

                    . We will pay you the Cash Surrender Value in a lump sum within seven days unless you request other arrangements.

Surrendering the Policy may have adverse tax consequences. See Federal Tax Considerations--Tax Treatment of Policy Benefits.


Partial Surrenders

You may request a partial surrender of a portion of your Cash Value subject to certain conditions.

     ->   You must make your partial surrender request to us in writing.

     ->   You must request at least $500.

     -> You may withdraw up to the Policy's gain (Cash Value minus premiums) free of charge after the first Policy year.

     -> At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender.

     -> We assess a surrender charge equal to 7% of the whole amount surrendered in the first Policy year.

     -> We assess a surrender charge equal to 7% of the portion of any partial surrender after the first Policy year that exceeds the gain and is attributable to a premium payment made within 6 years before the partial surrender. See Charges and Deductions--Partial Surrenders.

     ->   We deduct the surrender charge from the remaining Cash Value.

     You can specify the subaccount(s) and fixed account from which to make the partial surrender; otherwise we will deduct the amount (including any partial surrender charge) from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Cash Value contained in each subaccount and the fixed account).

     -> We will process the partial surrender at the unit values next determined after we receive your request.

     -> We generally will pay a partial surrender request within seven days after the Valuation Date when we receive the request.

Partial surrenders may have adverse tax consequences. See Federal Tax Considerations--Tax Treatment of Policy Benefits.


Transfers
================================================================================

You may make transfers from (i.e., out of) the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may modify or revoke the transfer privilege at any time. The following features apply to transfers under the Policy:

     .    You may make an unlimited number of transfers in a Policy Year.

     . You may request transfers in writing (in a form we accept), or by telephone.

     . For transfers out of the fixed account, you may not transfer more than 25% of the value in the fixed account (not including amounts securing Policy loans), or $1,000 (whichever is greater). If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account. We only allow one transfer out of the fixed account every 12 months.

     . We may deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers we effect on the Reallocation Date, and transfers resulting from loans, dollar cost averaging and asset rebalancing are not treated as transfers for the purpose of the transfer charge.

     . We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

     . We process transfers based on the unit values next determined after we receive your request (which is at the end of the Valuation Date during which we receive your request).


Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-732-7754.

Please note the following regarding telephone transfers:

     -> We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

     -> We will employ reasonable procedures to confirm that telephone instructions are genuine.

     -> Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

The policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying fund portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying fund portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected or if an underlying portfolio would reject our purchase order.


Dollar Cost Averaging

When purchasing a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We will transfer money out of the DCA Fixed Account in equal installments over a specified period of 6 months (or other periods available at issue) and place it in the subaccounts according to your instructions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the DCA Fixed Account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

There is no charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing the transfer fee.

Dollar cost         ->   we receive your request to cancel your participation;
Averaging will      ->   the value in the DCA Fixed Account is depleted;
Terminate if:       ->   you elect to participate in the asset rebalancing
                         program; or
                    ->   you elect to participate in any asset allocation
                         services provided by a third party.


We may modify, suspend, or discontinue the dollar cost averaging program at any time.


Asset Rebalancing Program

We also offer an asset rebalancing program under which we will automatically transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Cash Value from those subaccounts that have increased in value to those subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses. Cash Value in the fixed account and the DCA Fixed Account are not available for this program.

To participate in   ->   you must complete an asset rebalancing request form and
the asset                submit it to us before the maturity date
Rebalancing         ->   you must have a minimum Cash Value of $10,000.
program:

You may elect for asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange ("NYSE") is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will not be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy year. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Asset rebalancing   ->   you elect to participate in the DCA Fixed Account;
Will cease if:      ->   we receive your request to discontinue participation;
                    ->   you make a transfer to or from any subaccount other
                         than under a scheduled rebalancing; or
                    ->   you elect to participate in any asset allocation
                         services provided by a third party


Loans
================================================================================
You may take a Policy Loan against the Policy while it is in force. The amount of your Policy Loan may not be greater than 90% of the Cash Value of the Policy less the applicable Surrender Charge as of the date of the Policy Loan request, less any Outstanding Loan amount. The Outstanding Loan amount is the total Policy Loan payoff amount, including accrued loan interest and any new loan(s). The minimum amount of any Policy Loan request is $500. Our Policy Loan review procedure generally results in making a Policy Loan within 7 days after review of the request. However, in certain circumstances, we may be required to defer making a policy Loan for not more than six (6) months after the Policy Loan request is made.

The Loan Date is the date that we process your Policy Loan request. The Policy Loan may be repaid at any time while the Policy is in force.

Collateral

The Policy is the only Collateral that we require for your Policy Loan. The Cash Value of the Policy becomes the Collateral for the repayment of the Policy Loan. For a Policy Loan of up to 50% of the Cash Value of the Policy, you may choose to have the Collateral in the Fixed Account, the Separate Account or both the Fixed and Separate Accounts. For a Policy Loan greater than 50% of the Cash Surrender Value of the Policy, an amount of Collateral must remain in the Fixed Account equal to two times the portion of the Policy Loan that exceeds 50% of the Cash Surrender Value of the Policy. If the amount in the Fixed Account is not sufficient to meet this requirement, the additional amount necessary will be transferred from the Separate Account to the Fixed Account on a pro-rata basis, according to your existing fund allocation instructions.

We will reevaluate Policy values whenever any of the following occurs:
->    A new Policy Loan or an addition to an existing Policy Loan is taken;
->    A partial withdrawal is processed;
->    A benefit is paid under the Acceleration of Death Benefit Rider; or
->    A transfer is made from the Fixed Account to the Separate Account.

We will not automatically transfer amounts from the Fixed Account to the Separate Account. You may request a transfer from the Fixed Account to the Separate Account within 30 days after a Policy Loan repayment. A transfer to the Separate Account following a Policy Loan repayment may be for any amount up to the amount of the repayment. No transfer to the Separate Account will be permitted to the extent that such transfer would result in the Fixed Account being less than the required amount.

Interest Rate

We will charge interest on the Policy Loan while it is outstanding. We may adjust the rate of interest at the end of a calendar quarter. The rate will not exceed the greater of (i) the "Published Monthly Average" for the calendar month ending two months before the date on which the rate is determined; or (ii) the interest rated used to determine cash surrender value in the Fixed Account under the Policy during the applicable period plus 1% per year. The "Published Monthly Average" is Moody's Corporate Bond Yield Average -Monthly Average Corporates as published by Moody's Investors Service, Inc., for the calendar month ending two months before the dare on which the maximum rare is to be determined. (In the event that the Moody's Corporate Bond Yield Average -Monthly Average Corporates is no longer published, a substantially similar average, established by regulation by the Iowa Commissioner of Insurance will be instituted.)

We will notify you of the initial interest rate to be charged on the loan at the time a Policy Loan is made. We will notify you in advance of any increase in the interest rate applicable to any existing Policy Loan(s). Interest on your Policy Loan is payable in arrears. Interest is due at the end of each calendar quarter. Any interest not paid when due will be added to the Policy Loan at the end of each calendar quarter.

The Guaranteed Minimum Death Benefit will not be paid if the Insured dies while a Loan is Outstanding. Instead the death benefit under the Policy will be the Basic Death Benefit. The Guaranteed Minimum Death Benefit will be reinstated if all outstanding Policy Loans are repaid before Insured's death.

This variable interest Policy Loan provision may not be available in all states.



Policy Lapse and Reinstatement
================================================================================

Lapse

If you have no outstanding Policy loans, then we guarantee that your Policy will not lapse, regardless of investment performance. If you do have an outstanding loan, then certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

     . If you have an outstanding Policy loan and your Policy's Cash Surrender Value becomes zero (or negative), then the Policy will enter a 61-day grace period.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans.


Reinstatement

You may not reinstate your Policy if it lapses unless we issued your Policy in a state which requires that the Policy include a reinstatement provision. If your Policy was issued in a state which requires that the Policy include a reinstatement provision, then you may request a reinstatement of a lapsed Policy within five years of the date of lapse (and prior to the Maturity Date). To reinstate a Policy, you must:

     .    submit a written application for reinstatement;
     .    provide evidence of insurability satisfactory to us; and
     .    make a premium payment that is large enough to cover the sum of:
          ->   the monthly deductions not previously paid during the grace period, plus
          ->   $10,000.

We will not reinstate any outstanding loans (including interest you owe). The amount in the loan account on the reinstatement date will be zero. Your Cash Surrender Value on the reinstatement date will equal the premium you pay at reinstatement minus the sum of:

     (1)  monthly deductions to cover the grace period;
     (2)  one additional monthly deduction; and
     (3)  any surrender charge.

The reinstatement date for your Policy will be the monthly date on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.


Federal Tax Considerations
================================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The guidance as to how these requirements are to be generally applied is limited and the manner in which such requirements should be applied to certain features of the Policy is not directly addressed by the available legal authorities. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy generally should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The Policy will generally be classified as a MEC, although some policies issued in exchange for life insurance contracts that are not classified as MECs may not be classified as a MEC. You should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

Distributions other than Death Benefits from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

     . All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed.

     . Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

     . A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your beneficiary.

     . If a Policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions other than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions (other than death benefits) from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, if the difference between the interest rate credited on an amount in the loan account and the interest rate charged on the Policy loan is negligible, the tax consequences are uncertain. In these circumstances, you should consult a tax adviser as to such consequences. In addition, if a Policy that is not a MEC lapses when a Policy loan is outstanding, the loan balance will be treated as a distribution and taxed accordingly.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Continuing the Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to these consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.


Other Policy Information
================================================================================

Our Right to Contest the Policy

In issuing this Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy Date, or if reinstated, for two years from the date of reinstatement.


Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans, and less any partial surrenders previously paid.


Misstatement of Age or Sex

If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.


Modifying the Policy

Only one of our officers may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

Upon notice to you, we may modify the Policy:

     -> to conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject; or

     -> to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     ->   to reflect a change in the variable account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.

Payments We Make

We usually pay the amounts of any surrender, partial surrender, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     [_] the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); or
     [_] the SEC permits, by an order or less formal interpretation (e.g., no-action letter), the postponement of any payment for the protection of Owners; or
     [_] the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial surrenders, death benefit proceeds, or payments under a payment option until such check or draft has been honored.


Reports to Owners

Once each calendar quarter, we plan to mail to Owners at their last known address a report showing the following information as of the end of the report period:

     [X]  the current Cash Value
     [X]  the current Cash Surrender Value
     [X]  the current death benefit
     [X] any activity (e.g., premiums paid, partial surrenders, deductions, loans or loan repayments, other transactions) since the last report
     [X]  any other information required by law

We may amend these reporting procedures at any time, and/or provide less frequent reports.


Records

We will maintain all records relating to the variable account and the fixed account.


Policy Termination

Your Policy will terminate on the earliest of:


     ->   the maturity date (insured's age 100)   ->   the end of the grace
                                                       period without a
                                                       sufficient payment
     ->   the date the insured dies               ->   the date you surrender
                                                       the Policy

Performance Data
================================================================================

Hypothetical illustrations based on adjusted historic portfolio performance

In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Cash Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated. Hypothetical illustrations are not indicative of future performance.

The values we illustrate for death benefit, Cash Value and Cash Surrender Value take into account any charges and deductions from the Policy, the variable account and the portfolios. We have not deducted any charges for premium taxes. These charges could be substantial and would lower the performance figures significantly if reflected.

The charges and deductions that are used to determine the Cash Value are as follows:

     .    monthly cost of insurance charges;
     .    monthly administrative charges; and
     .    monthly asset based charges.

If the Cash Value is greater than 200% of the total premiums paid, and the Cash Value exceeds $50,000, then we will credit your Cash Value with additional interest at an annual rate of 0.50%. This is reflected in the illustrations.

Each of the following hypothetical illustrations is based on the historical investment performance of the portfolios. Each illustration assumes that the entire premium of $50,000 is allocated to the particular subaccount, and that there are no transfers, no loans, and no partial surrenders. The values would be different for an insured of a different sex, age, or risk class. The adjusted historical annual total return figures are the total returns of the portfolio for each year, less the 0.75% daily charge deducted from the variable account.

                ADVANTUS SERIES CAPITAL APPRECIATION PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 5/31/1987        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1987        102,227     102,093   45,567      45,499    42,067      41,999           N/A
12/31/1988        104,714     104,324   48,058      47,869    44,558      44,369          6.97%
12/31/1989        137,663     136,776   65,028      64,593    61,528      61,093         37.20%
12/31/1990        128,304     127,085   62,350      61,741    58,850      58,241         -2.79%
12/31/1991        173,216     170,981   86,558      85,416    83,058      81,916         40.77%
12/31/1992        173,257     170,368   88,987      87,474    85,487      83,974          4.25%
12/31/1993        182,285     178,484   96,182      94,141    96,182      94,141          9.62%
12/31/1994        177,628     173,105   96,233      93,744    96,233      93,744          1.49%
12/31/1995        208,645     201,612  116,048     112,032   116,048     112,032         21.88%
12/31/1996        235,419     225,643  134,279     128,639   134,279     128,639         16.75%
12/31/1997        291,001     277,152  170,183     161,994   170,183     161,994         27.41%
12/31/1998        367,698     347,772  220,240     208,180   220,240     208,180         29.87%
12/31/1999        431,730     405,252  264,567     248,179   264,567     248,179         20.61%

Note:    Assuming the policy was purchased on 5/31/1987


                 ADVANTUS SERIES MORTGAGE SECURITIES PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
              ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 5/31/1987        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1987        111,179     111,034   49,558      49,484    46,058      45,984           N/A
12/31/1988        114,782     114,356   52,682      52,475    49,182      48,975          7.77%
12/31/1989        123,955     123,156   58,552      58,161    55,052      54,661         12.67%
12/31/1990        129,084     127,858   62,729      62,116    59,229      58,616          8.62%
12/31/1991        142,871     141,028   71,394      70,452    67,894      66,952         15.40%
12/31/1992        144,710     142,297   74,325      73,062    70,825      69,562          5.57%
12/31/1993        150,621     147,481   79,474      77,789    79,474      77,789          8.45%
12/31/1994        138,699     135,168   75,142      73,199    75,142      73,199         -4.10%
12/31/1995        156,074     151,307   86,767      84,079    86,767      84,079         17.14%
12/31/1996        156,704     151,043   89,339      86,069    89,339      86,069          4.47%
12/31/1997        163,857     156,938   95,782      91,688    95,782      91,688          8.39%
12/31/1998        167,694     159,500  100,397      95,435   100,397      95,435          5.78%
12/31/1999        164,854     155,117  101,023      94,994   101,023      94,994          1.23%

Note:    Assuming the policy was purchased on 5/31/1987

               ADVANTUS SERIES REAL ESTATE SECURITIES PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 5/31/1998        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1998         94,671      94,548   42,199      42,136    38,699      38,636           N/A
12/31/1999         86,464      86,143   39,682      39,526    36,182      36,026         -4.61%

Note:    Assuming the policy was purchased on 5/31/1998


                           DREYFUS STOCK INDEX FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 9/30/1989        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1989        111,568     111,505   49,731      49,694    46,231      46,194           N/A
12/31/1990        102,340     102,046   46,968      46,824    43,468      43,324         -4.21%
12/31/1991        126,382     125,688   59,699      59,357    56,199      55,857         28.90%
12/31/1992        128,820     127,734   62,601      62,056    59,101      58,556          6.31%
12/31/1993        131,436     129,896   65,680      64,891    62,180      61,391          6.38%
12/31/1994        128,806     126,827   66,157      65,119    62,657      61,619          2.14%
12/31/1995        167,988     164,789   88,556      86,838    88,556      86,838         35.78%
12/31/1996        197,903     194,135  106,527     104,460   106,527     104,460         21.63%
12/31/1997        253,495     248,668  139,243     136,540   139,243     136,540         31.99%
12/31/1998        314,628     308,637  176,241     172,821   176,241     172,821         27.27%
12/31/1999        368,054     361,046  210,501     206,415   210,501     206,415         19.72%

Note:    Assuming the policy was purchased on 9/30/1989


                     DREYFUS VIF - MONEY MARKET PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates


                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 8/31/1990        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1990        111,685     111,601   49,783      49,737    46,283      46,237           N/A
12/31/1991        112,530     112,183   51,648      51,478    48,148      47,978          5.19%
12/31/1992        111,488     110,850   52,663      52,349    49,163      48,849          3.37%
12/31/1993        109,585     108,632   53,253      52,776    49,753      49,276          2.52%
12/31/1994        108,883     107,576   54,410      53,741    50,910      50,241          3.60%
12/31/1995        109,558     107,839   56,271      55,369    52,771      51,869          4.87%
12/31/1996        109,693     107,525   57,674      56,451    57,674      56,451          4.32%
12/31/1997        109,973     107,305   58,524      56,749    58,524      56,749          4.41%
12/31/1998        110,198     106,978   59,301      56,899    59,301      56,899          4.31%
12/31/1999        110,092     106,275   59,848      56,747    59,848      56,747          3.94%

Note:    Assuming the policy was purchased on 8/31/1990


                          MFS EMERGING GROWTH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class

             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates


                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 7/31/1995        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1995        126,885     126,766   56,559      56,495    53,059      52,995           N/A
12/31/1996        141,184     140,719   64,799      64,572    61,299      61,072         16.16%
12/31/1997        163,746     162,769   77,348      76,869    73,848      73,369         21.01%
12/31/1998        209,081     207,208  101,604     100,667    98,104      97,167         33.18%
12/31/1999        352,469     348,133  176,213     173,993   172,713     170,493         75.45%

Note:    Assuming the policy was purchased on 7/31/1995



                              MFS RESEARCH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 7/31/1995        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1995        120,385     120,272   53,661      53,601    50,161      50,101           N/A
12/31/1996        140,028     139,567   64,269      64,044    60,769      60,544         21.43%
12/31/1997        160,214     159,258   75,680      75,211    72,180      71,711         19.37%
12/31/1998        188,133     186,447   91,424      90,581    87,924      87,081         22.48%
12/31/1999        222,185     219,451  111,028     109,629   107,528     106,129         23.14%

Note:    Assuming the policy was purchased on 7/31/1995


                            MFS TOTAL RETURN SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                    Adjusted
                                                                                   Historical
                     Death Benefit         Cash Value       Cash Surrender Value     Annual
                  -------------------  -------------------  --------------------
                  Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                  -------  ----------  -------  ----------  --------  ----------  -------------
 1/31/1995        109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1995        136,430     136,150   60,813      60,678    57,313      57,178           N/A
12/31/1996        148,388     147,711   68,106      67,781    64,606      64,281         13.52%
12/31/1997        171,239     169,973   80,888      80,271    77,388      76,771         20.41%
12/31/1998        183,053     181,120   88,955      87,933    85,455      84,493         11.50%
12/31/1999        179,620     177,091   89,758      88,468    86,258      84,968          2.32%

Note:    Assuming the policy was purchased on 1/31/1995

                             MFS UTILITIES SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                        Adjusted
                                                                                       Historical
                         Death Benefit         Cash Value       Cash Surrender Value     Annual
                      -------------------  -------------------  --------------------
                      Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                      -------  ----------  -------  ----------  --------  ----------  -------------
 1/31/1995            109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1995            140,841     140,552   62,780      62,639    59,280      59,139           N/A
12/31/1996            158,735     158,010   72,855      72,507    69,355      69,007         17.64%
12/31/1997            198,895     197,424   93,952      93,235    90,452      89,735         30.74%
12/31/1998            223,462     221,103  108,593     107,417   105,093     103,917         17.19%
12/31/1999            279,562     275,626  139,764     137,755   136,264     134,255         29.85%

Note:    Assuming the policy was purchased on 1/31/1995


                    WARBURG PINCUS EMERGING GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
              ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                        Adjusted
                                                                                       Historical
                         Death Benefit         Cash Value       Cash Surrender Value     Annual
                      -------------------  -------------------  --------------------
                      Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                      -------  ----------  -------  ----------  --------  ----------  ------------
 9/30/1999            109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1999            151,235     151,151   67,413      67,363    63,913      63,863           N/A

Note:    Assuming the policy was purchased on 9/30/1999


                   WARBURG PINCUS EMERGING MARKETS PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                      Adjusted
                                                                                     Historical
                       Death Benefit         Cash Value       Cash Surrender Value     Annual
                    -------------------  -------------------  --------------------
                    Current  Guaranteed  Current  Guaranteed  Current   Guaranteed  Total Return
                    -------  ----------  -------  ----------  --------  ----------  -------------
12/31/1997          109,800     109,800   48,943      48,934    45,443      45,434           N/A
12/31/1998           86,289      86,096   39,602      39,505    36,102      36,005        -17.93%
12/31/1999          148,868     148,157   70,321      69,968    66,821      66,468         80.11%

Note:    Assuming the policy was purchased on 12/31/1997

             WARBURG PINCUS GLOBAL POST-VENTURE CAPITAL PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                Adjusted
                                                                                               Historical
                       Death Benefit               Cash Value         Cash Surrender Value       Annual
                       -------------               ----------         --------------------
                   Current     Guaranteed     Current   Guaranteed    Current    Guaranteed   Total Return
                   -------     ----------     -------   ----------    -------    ----------   ------------
     9/30/1996     109,800       109,800       48,943      48,934      45,443       45,434          N/A
    12/31/1996     106,585       106,525       47,509      47,474      44,009       43,974          N/A
    12/31/1997     114,841       114,511       52,709      52,546      49,209       49,046        12.50%
    12/31/1998     116,739       116,098       55,141      54,825      51,641       51,325         6.07%
    12/31/1999     180,996       179,469       87,956      87,191      84,456       83,691        61.77%

Note:   Assuming the policy was purchased on 9/30/1996


                 WARBURG PINCUS INTERNATIONAL EQUITY PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                               Adjusted
                                                                                              Historical
                      Death Benefit             Cash Value           Cash Surrender Value       Annual
                      -------------             ----------           --------------------
                   Current    Guaranteed     Current   Guaranteed    Current    Guaranteed   Total Return
                   -------    ----------     -------   ----------    -------    ----------   ------------
     6/30/1995     109,800      109,800       48,943     48,934       45,443      45,434          N/A
    12/31/1995     116,586      116,455       51,968     51,900       48,568      48,400          N/A
    12/31/1996     121,967      121,540       55,979     55,771       52,479      52,271         9.21%
    12/31/1997     113,279      112,577       53,510     53,165       50,010      59,665        -3.10%
    12/31/1998     113,560      112,512       55,185     54,661       51,685      51,161         4.56%
    12/31/1999     165,899      163,808       82,901     81,832       79,401      78,332        52.32%

Note:   Assuming the policy was purchased on 6/30/1995


                 WARBURG PINCUS SMALL COMPANY GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates


                                                                                                Adjusted
                                                                                               Historical
                        Death Benefit             Cash Value          Cash Surrender Value       Annual
                        -------------             ----------          --------------------
                   Current      Guaranteed   Current     Guaranteed   Current   Guaranteed     Total Return
                   -------      ----------   -------     ----------   -------   ----------     ------------
     6/30/1995     109,800       109,800      48,943       48,934     45,443      45,434             N/A
    12/31/1995     135,904       135,752      60,579       60,500     57,079      57,000             N/A
    12/31/1996     147,196       146,680      67,559       67,308     64,059      63,808          13.06%
    12/31/1997     161,954       160,949      76,502       76,009     73,002      72,509          14.79%
    12/31/1998     149,711       148,329      72,753       72,062     69,253      68,562          -3.58%
    12/31/1999     241,028       237,992     120,445      118,891    116,945     115,391          67.87%

Note:   Assuming the policy was purchased on 6/30/1995

                        WARBURG PINCUS VALUE PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                                Adjusted
                                                                                               Historical
                      Death Benefit              Cash Value           Cash Surrender Value       Annual
                      -------------              ----------           --------------------
                   Current     Guaranteed    Current     Guaranteed   Current   Guaranteed    Total Return
                   -------     ----------    -------     ----------   -------   ----------    ------------
    10/31/1997     109,800       109,800      48,943       48,934      45,443     45,434            N/A
    12/31/1998     121,166       120,844      55,612       55,452      52,112     51,952            N/A
    12/31/1999     122,470       121,827      57,851       57,534      54,351     54,034          5.45%

Note:   Assuming the policy was purchased on 10/31/1997


                               WRL JANUS GROWTH
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates


                                                                                                 Adjusted
                                                                                                Historical
                       Death Benefit              Cash Value          Cash Surrender Value        Annual
                       -------------              ----------          --------------------
                   Current     Guaranteed     Current    Guaranteed   Current     Guaranteed   Total Return
                   -------     ----------     -------    ----------   -------     ----------   ------------
     10/31/1986    109,800       109,800       48,943      48,934      45,443       45,434           N/A
     12/31/1987    114,236       113,929       52,431      52,281      48,931       48,781           N/A
     12/31/1988    128,925       128,245       60,900      60,566      57,400       57,066         17.75%
     12/31/1989    180,441       178,962       87,686      86,947      84,186       83,447         45.97%
     12/31/1990    171,389       169,430       85,645      84,642      82,145       81,142         -0.97%
     12/31/1991    260,995       257,069      134,112     132,052     130,612      128,552         58.64%
     12/31/1992    255,863       250,990      135,004     132,385     135,004      132,385          1.58%
     12/31/1993    257,190       252,294      138,568     135,880     138,568      135,880          3.21%
     12/31/1994    228,068       223,723      125,392     122,959     125,392      122,959         -9.00%
     12/31/1995    324,866       318,677      182,146     178,612     182,146      178,612         46.05%
     12/31/1996    371,519       364,442      212,582     208,456     212,582      208,456         17.09%
     12/31/1997    425,599       417,493      249,420     244,579     249,420      244,579         16.68%
     12/31/1998    682,864       669,857      409,622     401,672     409,622      401,672         63.29%
     12/31/1999  1,064,213     1,043,942      653,040     640,366     653,040      640,366         58.52%

Note:   Assuming the policy was purchased on 10/31/1986


                           WRL VKAM EMERGING GROWTH
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                                                                                             Adjusted
                                                                                            Historical
                     Death Benefit            Cash Value           Cash Surrender Value       Annual
                     -------------            ----------           --------------------
                 Current     Guaranteed   Current   Guaranteed    Current     Guaranteed   Total Return
                 -------     ----------   -------   ----------    -------     ----------   ------------
     3/31/1993   109,800       109,800     48,943      48,934      45,443        45,434          N/A
    12/31/1993   127,872       127,658     56,999      56,893      53,499        53,393          N/A
    12/31/1994   112,638       112,172     51,698      51,473      48,198        47,973       -8.05%
    12/31/1995   157,326       156,238     74,316      73,784      70,816        70,284       45.73%
    12/31/1996   177,988       176,204     86,494      85,604      82,994        82,104       18.00%
    12/31/1997   205,796       203,021    102,839     101,421      99,339        97,921       20.56%
    12/31/1998   270,151       265,470    138,817     136,366     135,317       132,866       36.33%
    12/31/1999   531,236       519,775    280,304     274,156     280,304       274,156      103.70%

 Note:   Assuming the policy was purchased on 3/31/1993

Additional Information
================================================================================

Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation (AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd. NE, Cedar Rapids, Iowa 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to PFL agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

Associate Policies

The Policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the annual service charge, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Frank A. Camp, Vice President and Division General Counsel, PFL Life Insurance Company, has passed upon all matters of Iowa law pertaining to the Policy.

Legal Proceedings

Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the variable account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the variable account.

Experts

The statutory-basis financial statements and schedules of PFL as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309, as set forth in their report thereon appearing elsewhere herein. The statutory-basis financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Richard R. Greer as stated in the opinion filed as an exhibit to the registration statement.

Financial Statements

This prospectus does not include financial statements of the variable account because, as of the date of this prospectus, the variable account had not yet commenced operations, had no assets, and had incurred no liabilities. PFL's statutory-basis financial statements appear in Appendix A. PFL's statutory-basis financial statements should be distinguished from the variable account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

Additional Information about PFL Life Insurance Company

PFL is a stock life insurance company that is a wholly-owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON N.V., a Netherlands corporation that is a publicly traded international insurance group. PFL's home office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL's Executive Officers and Directors

PFL is governed by a board of directors. The following table sets forth the name and principal occupation during the past five years of each of PFL's directors and senior officers. Each person is located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

                     Board of Directors and Senior Officers

         Name                  Position with PFL              Principal Occupation During Past 5 years
         ----                  -----------------              ----------------------------------------
Bart Herbert, Jr.       Director, Chairman of the Board,   Director, Chairman of the Board, and
                        And Executive Vice President       Executive Vice President

Larry N. Norman         Director, President                Director, President

Patrick S. Baird        Director, Senior Vice President,   Executive Vice President (1995-present),
                        And Chief Operating Officer        Chief Operating Officer (1996-present),
                                                           Chief Financial Officer (1992-1995),
                                                           Vice President and Chief Tax Officer
                                                           (1984- 1995) of AEGON USA.

Douglas C. Kolsrud      Director, Senior Vice President,   Director, Senior Vice President, Chief
                        Chief Investment Officer and       Investment Officer and Corporate Actuary
                        Corporate Actuary

Craig D. Vermie         Director, Vice President,          Director, Vice President, Secretary and
                        Secretary And General Counsel      General Counsel

Robert J. Kontz         Vice President and Corporate       Vice President and Corporate Controller
                        Controller

Brenda K. Clancy        Vice President, Treasurer and      Vice President, Treasurer and Chief
                        Chief Financial Officer            Financial Officer


PFL holds the assets of the variable account physically segregated and apart from the general account. PFL maintains records of all purchases and sale of portfolio shares by each of the subaccounts. A blanket bond in the amount of $10 million (subject to a

$1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to PFL and its affiliates. A Stockbrokers Blanket Bond, issued to AEGON USA providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million (subject to a $50,000 deductible).

Illustrations
================================================================================

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Cash Value, and Cash Surrender Value under a Policy covering a male insured of age 55 on the Policy Date, would change over time if the planned premiums were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any partial surrenders or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

The hypothetical investment returns are provided only to illustrate the mechanics of a hypothetical Policy and do not represent past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and partial surrender history, and rates of inflation.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.94% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The figures would be lower if expense reimbursement arrangements were discontinued. For more information on portfolio expenses, see the Portfolio Expense Table in this prospectus. For more specific information on management fees, see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current cost of insurance charges and the higher guaranteed maximum cost of insurance that we have has the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits. However, these illustrations assume a premium tax charge of 2%; actual premium tax charges could be higher or lower, depending on the state of issue.

After deducting portfolio expenses and the 0.75% variable account Daily Charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the variable account of -1.69%, 4.31%, and 10.31%, respectively.

The illustrations are based on PFL's sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

             PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 55
  SPECIFIED AMOUNT: $109,800                            INITIAL PREMIUM: $50,000

  USING CURRENT PRACTICE CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

 End of      Premiums
 Policy    Accumulated
  Year        at 5%             DEATH BENEFIT                  CASH VALUE              CASH SURRENDER VALUE
 ------    -----------          -------------                  ----------              --------------------
                                    Assuming Hypothetical Gross and Net Annual Investment Return of
                 Gross         0%        6%       12%       0%        6%       12%       0%        6%       12%
                   Net     -1.69%     4.31%    10.31%   -1.69%     4.31%    10.31%   -1.69%     4.31%    10.31%
  1             52,500   106,712   112,670   118,597   47,498    50,399    53,298   43,998    46,899    49,798
  2             55,125   100,449   112,599   125,339   46,036    51,862    57,999   42,536    48,362    54,499
  3             57,881    94,584   112,568   132,512   44,612    53,361    63,109   41,112    49,861    59,609
  4             60,775    89,086   112,572   140,139   43,228    54,898    68,660   39,728    51,398    65,160
  5             63,814    83,934   112,614   148,256   41,880    56,472    74,693   38,380    52,972    71,193
  6             67,005    79,106   112,696   156,897   40,570    58,086    81,246   37,070    54,586    77,746
  7             70,355    74,583   112,822   166,106   39,295    59,740    88,364   39,295    59,740    88,364
  8             73,873    70,346   112,995   175,928   38,054    61,432    96,094   38,054    61,432    96,094
  9             77,566    66,378   113,218   186,417   36,847    63,164   104,486   36,847    63,164   104,486
 10             81,445    62,664   113,500   197,630   35,672    64,936   113,644   35,672    64,936   113,644
 11             85,517    59,488   114,422   210,693   34,722    67,121   124,224   34,722    67,121   124,224
 12             89,793    56,530   115,468   224,853   33,794    69,373   135,780   33,794    69,373   135,780
 13             94,282    53,750   116,594   240,105   32,889    71,701   148,408   32,889    71,701   148,408
 14             98,997    51,135   117,801   256,546   32,008    74,107   162,212   32,008    74,107   162,212
 15            103,946    50,000   119,094   274,279   31,139    76,597   177,304   31,139    76,597   177,304
 16            109,144    50,000   120,393   293,220   30,223    79,111   193,657   30,223    79,111   193,657
 17            114,601    50,000   121,692   313,430   29,248    81,642   211,348   29,248    81,642   211,348
 18            120,331    50,000   122,987   334,986   28,197    84,177   230,446   28,197    84,177   230,446
 19            126,348    50,000   124,279   357,976   27,051    86,706   251,022   27,051    86,706   251,022
 20            132,665    50,000   125,566   382,488   25,788    89,218   273,151   25,788    89,218   273,151
 21            139,298    50,000   126,846   408,608   24,383    91,706   296,918   24,383    91,706   296,918
 22            146,263    50,000   128,109   436,413   22,806    94,166   322,417   22,806    94,166   322,417
 23            153,576    50,000   129,347   465,978   21,025    96,591   349,748   21,025    96,591   349,748
 24            161,255    50,000   130,551   497,369   18,996    98,982   379,018   18,996    98,982   379,018
 25            169,318    50,000   131,711   530,650   16,662   101,329   410,324   16,662   101,329   410,324
 26            177,784    50,000   132,849   566,025   13,979   103,694   443,869   13,979   103,694   443,869
 27            186,673    50,000   133,965   603,612    7,177   108,216   518,053   10,858   105,980   479,752
 28            196,006    50,000   135,054   643,525   10,561   106,165   482,833    7,177   108,216   518,053
 29            205,807    50,000   136,116   685,895    2,781   110,389   558,854    2,781   110,389   558,854
 30            216,097    50,000   137,151   730,862        *   112,490   602,251        *   112,490   602,251

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

*The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE 55

SPECIFIED AMOUNT: $109,800                              INITIAL PREMIUM: $50,000

  USING GUARANTEED CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

 End of      Premiums
 Policy    Accumulated
  Year        at 5%             DEATH BENEFIT             CASH VALUE             CASH SURRENDER VALUE
 ------    -----------          -------------             ----------             --------------------
                                   Assuming Hypothetical Gross and Net Annual Investment Return of
                 Gross         0%        6%       12%       0%       6%       12%       0%       6%       12%
                   Net     -1.69%     4.31%    10.31%   -1.69%    4.31%    10.31%   -1.69%    4.31%    10.31%
  1             52,500   106,493   112,440   118,354   47,392   50,287    53,179   43,892   46,787    49,679
  2             55,125    99,991   112,085   124,767   45,816   51,614    57,722   42,316   48,114    54,222
  3             57,881    93,884   111,736   131,533   44,272   52,954    62,627   40,772   49,454    59,127
  4             60,775    88,145   111,384   138,660   42,759   54,304    67,918   39,259   50,804    64,418
  5             63,814    82,751   111,028   146,169   41,277   55,661    73,620   37,777   52,161    70,120
  6             67,005    77,680   110,670   154,076   39,825   57,023    79,758   36,325   53,523    76,258
  7             70,355    72,916   110,307   162,402   38,403   58,386    86,362   38,403   58,386    86,362
  8             73,873    68,438   109,938   171,168   37,007   59,746    93,456   37,007   59,746    93,456
  9             77,566    64,229   109,562   180,396   35,637   61,096   101,066   35,637   61,096   101,066
 10             81,445    60,272   109,182   190,111   34,293   62,434   109,266   34,293   62,434   109,266
 11             85,517    56,842   109,350   201,355   33,159   64,111   118,652   33,159   64,111   118,652
 12             89,793    53,628   109,562   213,354   32,039   65,786   128,759   32,039   65,786   128,759
 13             94,282    50,592   109,773   226,059   30,936   67,463   139,635   30,936   67,463   139,635
 14             98,997    50,000   109,979   239,510   29,807   69,138   151,334   29,807   69,139   151,334
 15            103,946    50,000   110,177   253,744   28,599   70,808   163,905   28,599   70,808   163,905
 16            109,144    50,000   110,365   268,797   27,297   72,466   177,392   27,297   72,466   177,392
 17            114,601    50,000   110,542   284,712   25,876   74,105   191,837   25,876   74,105   191,837
 18            120,331    50,000   110,702   301,527   24,308   75,712   207,271   24,308   75,712   207,271
 19            126,348    50,000   110,849   319,291   22,558   77,277   223,724   22,558   77,277   223,724
 20            132,665    50,000   110,982   338,063   20,587   78,795   241,242   20,587   78,795   241,242
 21            139,298    50,000   111,106   357,905   18,352   80,266   259,880   18,352   80,266   259,880
 22            146,263    50,000   111,221   378,883   15,802   81,692   279,708   15,802   81,692   279,708
 23            153,576    50,000   111,327   401,062   12,877   83,075   300,808   12,877   83,075   300,808
 24            161,255    50,000   111,426   424,505    9,501   84,422   323,266    9,501   84,422   323,266
 25            169,318    50,000   111,511   449,267    5,571   85,731   347,162    5,571   85,731   347,162
 26            177,784    50,000   111,579   475,400      947   86,998   372,555      947   86,998   372,555
 27            186,673    50,000   111,626   502,960        *   88,213   399,489        *   88,213   399,489
 28            196,006    50,000   111,649   531,999        *   89,366   427,991        *   89,366   427,991
 29            205,807    50,000   111,646   562,591        *   90,447   458,088        *   90,447   458,088
 30            216,097    50,000   111,621   594,819        *   91,454   489,830        *   91,454   489,830

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the portfolio(s). The death benefit, Cash Values and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual Policy years. No presentation can be made by PFL that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

* The Policy has no Cash Value, however, the Policy will stay in force with a death benefit if the Policy does not have a Policy loan outstanding.

                                  APPENDIX A



                    Financial Statements - Statutory Basis

                          PFL Life Insurance Company

                 Years ended December 31, 1999, 1998 and 1997
                      with Report of Independent Auditors

                                   PART II.
                               OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

               REPRESENTATION PURSUANT TO SECTION 26(e) (2) (A)

     PFL Life Insurance Company ("PFL Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 46 pages
     The undertaking to file reports
     Representation Pursuant to Section 26(e) (2) (A)
     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)  Richard R. Greer, Actuary
     (b)  Frank A. Camp, Esq.
     (c)  Sutherland Asbill & Brennan LLP
     (d)  Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

     A. (1) Resolutions of the Board of Directors of PFL Life establishing the Separate Account (4)
          (2)  Not Applicable
          (3)  Distribution of Policies:
               (a)  Form of Principal Underwriting Agreement (8)
               (b) Form of Broker-Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker-Dealer
                    (3)
          (4)  Not Applicable
          (5)  Specimen Flexible Premium Variable Life Insurance Policy (7)
          (6)  (a)  Certificate of Incorporation of PFL Life (1)
               (b)  By-Laws of PFL Life (1)
          (7)  Not Applicable
          (8)  Participation Agreements:
               (a) Among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (4)
                    (i) Amendment dated November 27, 1998 to Participation Agreement among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (6)
                    (ii) Amendment dated August 1, 1999 to Participation Agreement among MFS Variable Insurance Trust, PFL Life and Massachusetts Financial Services Company (8)
               (b)  Among PFL Life and Dreyfus Variable Investment Fund (5)
                    (i) Amendment to Participation Agreement Among PFL Life and Dreyfus Variable Investment Fund (4)
                    (ii) Amendment dated November 27, 1998 to Participation Agreement among PFL Life and Dreyfus Variable Investment Fund (6)
               (c) Among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. and amendments thereto (2)
                    (i) Amendment dated November 27, 1998 to Participation Agreement among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (6)
                    (ii) Amendment dated August 1, 1999 to Participation Agreement among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (8)
                    (iii) Amendment No. 13 dated April 17, 2000 to the Participation Agreement among WRL Series Fund, Inc., PFL Life, AUSA Life Insurance company, Inc., and Peoples Benefit Life Insurance Company. (10)
               (d) Among Advantus Series Fund, Inc., Advantus Capital Management, Inc., and PFL Life Insurance Company (12)
          (9)  Not Applicable
          (10) Application for Flexible Premium Variable Life Insurance Policy
               (7)
          (11) Memorandum describing issuance, transfer and redemption procedures (8)

2.   See Exhibit 1.A.

3.   Opinion of Counsel as to the legality of the securities being registered
     (11)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5.   Not Applicable

6. Opinion and consent of Richard R. Greer as to actuarial matters pertaining to the securities being registered (11)

7.   Consent of Frank A. Camp, Esq. (11)

8.   Consent of Sutherland Asbill & Brennan LLP (11)

9.   Consent of Ernst & Young LLP (11)

10.  Powers of Attorney (7)
     Power of Attorney - L. Norman, President (12)
     Power of Attorney - Bart Herbert, Jr. (12)

__________________
(1) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed on February 27, 1998 and is hereby incorporated by reference.
(2) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-26209) filed on April 29, 1998 and is hereby incorporated by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File 333-07509) filed on April 30, 1998 and is hereby incorporated by reference.
(4) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-68087) filed on November 30, 1998 and is hereby incorporated by reference.
(5) This exhibit was previously filed on the Initial Registration Statement on Form N-4 (File 333-26209) filed on April 30, 1997 and is hereby incorporated by reference.
(6) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-68087) filed June 8, 1999 and is incorporated by reference.
(7) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-86231) filed August 31, 1999 and is incorporated by reference.
(8) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-86231) filed on December 29, 1999 and is incorporated by reference.
(9) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (File 333-86231) filed on January 20, 2000.
(10) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-86231) filed on April 28, 2000.
(11) To be filed by amendment.
(12) Filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Legacy Builder Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, Iowa, on 9th day of October, 2000.

(Seal)                        LEGACY BUILDER VARIABLE LIFE
                              SEPARATE ACCOUNT

                              PFL LIFE INSURANCE COMPANY
                              Depositor

                              LARRY N. NORMAN*
                              ----------------
                              Larry N. Norman, President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                              TITLE                         DATE
                              -----                         ----

PATRICK S. BAIRD*             Director                      October 9, 2000
-----------------------
Patrick S. Baird

CRAIG D. VERMIE*              Director                      October 9, 2000
-----------------------
Craig D. Vermie

BART HERBERT, JR. *           Director                      October 9, 2000
-----------------------
Bart Herbert, Jr.

LARRY N. NORMAN*              Director (Principal           October 9, 2000
-----------------------
Larry N. Norman               Executive Officer)

DOUGLAS C. KOLSRUD*           Director                      October 9, 2000
-----------------------
Douglas C. Kolsrud

ROBERT J. KONTZ*              Corporate Controller          October 9, 2000
-----------------------
Robert J. Kontz

BRENDA K. CLANCY*             Treasurer (Principal          October 9, 2000
-----------------------
Brenda K. Clancy              Accounting Officer)





* /s/ Craig D. Vermie
 ----------------------
   Craig D. Vermie
   Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION OF EXHIBIT
-----------        ----------------------


1.A.(8)(d)      Form of Participation Agreement Among Advantus Series Fund, Inc.
                Advantus Capital Management, Inc. and PFL Life Insurance Company

10              Power of Attorney - L. Norman, President
                Power of Attorney - Bart Herbert, Jr. (12)